EXHIBIT 12

                   ANADARKO PETROLEUM CORPORATION
          CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 1998 and Five Years Ended December 31, 1997

                   Nine Months
                      Ended
                  September 30              Years Ended December 31
thousands            1998         1997     1996     1995     1994      1993
Gross Income       $59,332     $205,318 $196,763  $65,624  $90,794  $106,824
Rentals              8,904        8,266    4,234    2,457    2,814     3,069

Earnings            68,236      213,584  200,997   68,081   93,608   109,893
Gross Interest
  Expense           59,514       62,095   55,986   52,557   41,635    38,000
Rentals              8,904        8,266    4,234    2,457    2,814     3,069
Preferred Stock
  Dividends          6,728          ---      ---      ---      ---       ---

Fixed Charges      $75,146      $70,361  $60,220  $55,014  $44,449   $41,069
Ratio of Earnings
  to Fixed Charges    0.91         3.04     3.34     1.24     2.11      2.68

The ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses, the estimated interest component of rentals and preferred stock dividends.

During the nine months ended September 30, 1998 and five years ended December 31, 1997, there were two million shares and no shares of preferred stock outstanding, respectively. A pro forma ratio for prior periods is not presented due to immateriality.



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